UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

25 September 2007

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hon David Cunliffe
Minister of Communications
Minister for Information Technology
Associate Minister for Economic Development

26 September 2007 Media Statement

Operational Separation of Telecom

In a major step towards its overhaul of the telecommunications market, the government has today released its separation determination for Telecom.

“The operational separation of Telecom is a key part of the government’s strategy to deliver a more effective telecommunications sector. It will increased competition and efficient investment for the long-term benefit of all
New Zealanders,” Communications Minister David Cunliffe said.

“I have issued my determination of further requirements for a robust three-way operational separation as the next formal step towards finalising legally enforceable undertakings by Telecom.

“Today’s determination reflects the model of separation set out in the April discussion document, which was informed by the reform of British Telecom in the
United Kingdom. Some amendments have been made to improve the efficacy of separation and to provide positive incentives to upgrade the network, with appropriate safeguards.”

In accordance with the Telecommunications Act, operational separation requires
Telecom to separate three key business units within Telecom, establish an
Independent Oversight Group (IOG), and implement the principle of equivalence supply of relevant telecommunications services.

“In addition to the requirements of the Act, my determination sets out requirements for:

• Scope and governance of the Access Network Services (ANS) unit.  ANS will control and provide services that use the local access network including existing copper, and future fibre and wireless access, to ensure comprehensive service coverage and that the unit is forward-looking and future-proofed.

• Equivalence of inputs for key relevant services including local loop unbundling (provided by ANS) and unbundled bitstream access (provided by the wholesale unit).

• Telecom is able to migrate its legacy services to EOI-compliant infrastructure, to which appropriate safeguards apply.

• The structure and powers of the IOG, the high-level watch-dog within Telecom.
It will be comprised of three independent members, one of whom will be chair, and two Telecom members. This body will have the power to report directly to
Commerce Commission where appropriate.

• A full range of safeguards buttress the principles of standalone, equivalence and non-discrimination as required by the Act.

“I am committed to having high quality operational separation undertakings in place as soon as is practicable, and in accordance with the procedures set out in the Telecommunications Act,” said Mr Cunliffe.

“My Determination requires separation day, at which point the separation undertakings become legally enforceable, to be no later than 31 March 2008.”

Telecom now has 20 working days to prepare its draft separation plan. The industry and the public will have an opportunity to comment on the draft plan
October.

For further information go to:
www.med.govt.nz/telecommunications/operational-separation

Contact: Chris Harrington, Press Secretary (021) 227 9067 (04)  471 9067

Background

The Telecommunications Act 2001 sets out the main requirements for Telecom’s operational separation:
• the establishment of at least three separate business units – a stand-alone, arms-length fixed network business network (referred to as the Access Network
Services (ANS) unit in the determination), one or more arms-length wholesale units, and one or more arms-length business units that provide one or more functions (for example, retail services);
• the establishment of an independent oversight group; and
• Transparency and equivalence of supply of relevant services.

In addition to the requirements of the Act, the Minister’s Determination sets out the following requirements for Telecom:
• A requirement to establish a separately branded, stand-alone ANS unit that will control all present and future access network assets, and the services provided using them, including fibre and wireless access assets.
• A requirement that any future commercial fibre-to-the-premises and access to the NGN core be provided on a non-discriminatory basis.
• A requirement for an arms-length wholesale division that will provide access to key fixed network regulated services, including advanced bitstream services to all service providers (including Telecom).
• A requirement that the key regulated services be supplied to the EOI and that new network services (including fibre and access to the NGN core) be developed to be “EOI ready” to underpin future non discriminatory access.
• Strict governance and arms-length rules that enable the Telecom group to be managed consistently with a robust operational separation, including the for the Telecom CEO to direct units subject to transparency requirements.
• Formal oversight of Telecom’s implementation and internal compliance by the
IOG, backed up by Commerce Commission enforcement.
• A requirement for Telecom to meet key organisational change requirements by
“separation day”, which must be no later than 31 March 2008.
• A requirement for Telecom to develop all necessary EOI infrastructure and transition all its services to that infrastructure within a four-year window.
Telecom may propose migration plans for its legacy services to EOI compliant networks within four years as an alternative.

Questions and Answers

1. Why is the government imposing operational separation on Telecom?
This form of operational separation has been required by Parliament in the
Telecommunications Act 2001, which sets out the purposes of operational separation:
• To promote competition in telecommunications markets for the long-term benefits of end-users of telecommunication services in New Zealand; and
• To require transparency, non-discrimination, and equivalence of supply in relation to certain telecommunications services; and
• To facilitate efficient investment in telecommunications infrastructure and services.
Separation will increase the transparency of Telecom’s business operations, and to remove or limit the incentives and ability of Telecom to engage in discriminatory behaviours that lessen, damage or exclude competition in downstream markets.

2. How is the Minister’s determination different from the model for operational separation consulted on in April 2007? Why are there changes?
The determination varies only as much as is necessary to enable Telecom to respond effectively with its undertakings and to reflect the matters raised in submissions:
• The ANS unit will be required to adopt a separate brand and to move to separate physical accommodation. It will be required to act in its own best interests, with suitable delegations given to ANS managers to enable them to implement the majority of the ANS business plan without further reference to group CEO or Board.
• The TCNZ Board and Telecom CEO will be able to manage the Telecom group in group’s best interests, including coordinating investment and issuing directions. However, material directions given by the CEO to the manager of the
ANS will be transparent to the IOG, the flow of corporate and commercial information will be tightly constrained, the IOG will have strengthened ability to secure information and report on matters that are suspicious, and a whistle-blowing mechanism will now be required.
• The Commerce Commission will not have general variation or exemption powers envisaged by the consultation document, but will instead have a role in changes to specified matters of detail where some flexibility is likely to be required.
Its enforcement role remains unchanged.
• Telecom is proposing a rapid roll-out of its NGN programme.  In recognition the significant cost of rebuilding “legacy” services to be EOI compliant, the determination permits Telecom to propose in its undertaking a forward-looking migration plan to EOI-compliant infrastructure as an alternative to rebuilding legacy services. These will be subject to rigorous milestones and appropriate non discrimination provisions. If migration undertakings are not met, penalties may be incurred and the EOI requirements of the legacy service will be reactivated.

3. What is the statutory process for the operational separation of Telecom?
Part 2A of the Telecommunications Act 2001 sets out the process for the of Communications to finalise legally enforceable undertakings by Telecom in a
“separation plan”.
• Minister issues determination of requirements for Telecom’s separation:
The first phase of the legislative process provides for the Minister to issue a determination of further requirements additional to those in the Act, with
Telecom’s operational separation plan must comply.  The Minister’s release of his determination triggers the statutory process.
• Preparation of a draft separation plan:
Once the Minister has issued his determination, Telecom has 20 working days to prepare, in consultation with the Minister, a draft separation plan that meets the requirements in the Act and the Minister’s determination.
• Public consultation on the draft separation plan:
Once received, the Minister must seek public comments on the draft separation plan for 20 working days.  Telecom will be provided with all written comments received as part of the public comments of the plan.
• Amendment of separation plan:
Telecom must, in consultation with the Minister, amend the separation plan in light of public comments, and submit the amended separation plan within 15 working days from the end of the consultation period.  The revised separation plan will also include a summary of the amendments arising from public comments.
• Approve or decline amended separation plan:
The Minister must either approve or decline to approve the amended separation plan.
• Revision of separation plan:
If the Minister declines to approve the amended separation plan, Telecom will required to make changes and resubmit a revised separation plan within 15 working days.
• Approve or amend revised separation plan:
The Minister must then either approve the revised separation plan or make amendments and then approve the amended plan.

4. What is the determination based on?
The determination is based on the Telecommunications Act’s requirements and informed by:
• the model adopted in the United Kingdom for British Telecom (BT), which was identified by Cabinet as a useful basis for a robust operational separation.
Subsequently there was extensive consultation with BT, OfCom, UK DTI and the EU
Commission as well as broader international benchmarking.
• the government’s consultation with the industry, other stakeholders and
Telecom itself, on a draft operational separation model in April 2007.   In
response, Telecom tabled a proposal for wide-ranging regulatory change and structural separation of Telecom, which the government also sought public feedback on. The government’s model was well-received by industry and other stakeholders.
Subsequently, the government has been engaging with Telecom on the development of a robust and workable operational separation model as the base case, and the consideration of structural separation as an alternative.

5. What is meant by equivalence of inputs (EOI)?
EOI is one of the cornerstones of operational separation as it removes the ability of Telecom to discriminate in favour of itself.  It means that Telecom has to provide relevant services at the same price, on the same technical and commercial terms, using the same operational support systems and process, to market participants including itself.

6. What is the timetable for the completion and implementation of Telecom’s
Separation Plan?
Sep 07 Minister issues his determination of further requirements and initiates legislative process for the operational separation of Telecom.
Dec 07 Telecom to submit its final separation plan for the Minister’s approval.
by 31 Mar 08 ‘Separation Day’ – on which undertakings become legally enforceable, IOG established, and Telecom to have established stand-alone ANS unit and realigned wholesale services.
30 Jun 08 Remaining organisational implementation requirements completed by
Telecom.
As soon as possible Telecom migrates to self-consumption of LLU and UBA and prices
Dec 09 Business-to-business gateways supporting equivalent business to be completed by Telecom.  All re-sale services meeting re-sale equivalence standard.
by 2011 All LLU and UBA services fully EOI compliant.
This timetable assumes that Telecom’s draft separation plan, modified following public consultation, is accepted by the Minister.  If it is not, additional process steps will be required that could extend the timeframe.

7. What penalties will be imposed on Telecom for failure to comply with the finalised undertakings?
The Commerce Commission is able to take enforcement action in the High Court each breach of the final separation undertakings by Telecom which could result in a pecuniary penalty of up to $10 million for each breach, plus $0.5 million per day for continuing breaches.

8. How can the industry and New Zealand public provide feedback on the requirements for operational separation of Telecom?
Public submissions will be sought on Telecom’s draft undertakings, which will set out in its draft separation plan.  It is the undertakings that set the not the Determination.

9. How has Telecom been involved in the drafting of the determination?
 While the determination is the Minister’s, Telecom has been consulted, including at CEO level. These discussions have been constructive and Telecom indicated that it is fully committed to implementing the model for operational separation contained in the Act and the determination.

10. Is structural separation no longer an option?
This has been considered. The Act does not require structural separation.
Telecom raised this as an option following consideration of the April document. Telecom has indicated they would prefer to pursue operational separation. However Telecom retains the option to pursue a voluntary structural split at a later date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 25/9/07	By:	Linda Cox
	Name:	Linda Cox
	Title:	Company Secretary